Goldman Sachs Private Markets Fund 2018 LLC

200 West Street

New York, New York 10282

February 8, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4644

Attention: Jay Williamson

Re:	Goldman Sachs Private Markets Fund 2018 LLC (the “Fund”)

File Nos. 333-220916; 811-23301

Request for Acceleration of Effectiveness of Post-Effective Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 as filed on February 8, 2019

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Amendment be accelerated so that the same will become effective at 10:00 a.m., Eastern Time, on Monday, February 11, 2019, or as soon as practicable thereafter.

Goldman Sachs & Co. LLC, the principal placement agent of the Fund, has also signed this letter requesting acceleration of effectiveness.

Please contact William J. Bielefeld at Dechert LLP at (202) 261-3386 with any comments or questions concerning this correspondence.

Very truly yours,

Goldman Sachs Private Markets Fund 2018 LLC		Goldman Sachs & Co. LLC

By:	/s/ Scott M. McHugh	By:	/s/ Jesse Cole
Name:	Scott M. McHugh	Name:	Jesse Cole
Title:	Treasurer, Senior Vice President and Principal Financial Officer	Title:	Managing Director

cc:	William J. Bielefeld, Dechert LLP
Matthew E. Barsamian, Dechert LLP